NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2010 and 2009
(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

Northgate Minerals Corporation (the “Corporation”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”). The Corporation has prepared a reconciliation of the significant measurement and disclosure differences between Canadian GAAP and U.S. GAAP in accordance with Item 18 of Form 20-F.

The effect of differences between Canadian GAAP and US GAAP on the significant captions on the Corporation’s balance sheets, statements of operations and statements of cash flows is summarized as follows:

Consolidated balance sheet effect	2010	2009
Shareholders’ equity under Canadian GAAP	$543,936	$543,634
Adjustments to US GAAP for
Capitalization of mine development costs (note A)	(22,181)	(6,974)
Adjustment to retained earnings for available for sale investments (note H)	9,059	9,149
Adjustment to accumulated other comprehensive income for investments available for sale (note H)	(9,059)	(9,149)
Capitalized interest costs (note I)	(1,971)	—
Other	8	49
Income tax effect of above adjustments	6,000	1,744
Income tax effect of convertible senior notes (note I)	(8,571)	—
Shareholders’ equity under US GAAP	$517,221	$538,453
Assets under Canadian GAAP	$905,484	$741,679
Adjustments to US GAAP for
Capitalization of mine development costs (note A)	(22,181)	(6,974)
Convertible senior notes transaction costs (note I)	5,089	—
Capitalized interest costs (note I)	(1,971)	—
Future income tax asset (long-term)	—	1,744
Other	8	49
Assets under US GAAP	$886,429	$736,498

Liabilities under Canadian GAAP	$361,548	$198,045
Adjustments to US GAAP for
Convertible senior notes transaction costs (note I)	5,089	—
Future income tax liability (long-term)	(6,000)	—
Future income tax liability related to convertible senior notes (note I)	8,571	—
Liabilities under US GAAP	$369,208	$198,045

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2010 and 2009
(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

Consolidated statements of operations effect	2010	2009
Net loss under Canadian GAAP	$(71,704)	$(49,506)
Adjustments to US GAAP for
Capitalization of mine development costs (note A)	(15,207)	(6,974)
Capitalized interest costs (note I)	(1,971)	—
Impairment of investments (note H)	(90)	1,484
Other	(41)	(61)
Income tax effect of above adjustments	4,256	1,744
Income tax effect related to convertible senior notes (note I)	369	—
Net loss under US GAAP	$(84,388)	$(53,313)
Other comprehensive income (loss):
Unrealized loss on available for sale investments	(1,465)	(1,463)
Reclassification of realized loss on available for sale investments to net income	232	—
Reclassification of other than temporary loss on available for sale investments to net income (note H)	464	9,495
Unrealized gain on translation of self-sustaining operations	33,280	76,282
Comprehensive income (loss) under US GAAP	$(51,877)	$31,001
Basic and diluted loss per share under US GAAP
Basic	$(0.29)	$(0.20)
Diluted	$(0.29)	$(0.20)
Weighted average shares outstanding
Basic	290,922,452	264,603,527
Diluted	290,922,452	264,603,527

Consolidated statements of cash flows effect	2010	2009
Cash provided by operations under Canadian GAAP	$87,285	$187,161
Adjustments to US GAAP for capitalization of mine development costs (note A)	(15,207)	(6,974)
Cash provided by operations under US GAAP	$72,078	$180,187
Cash used in investments under Canadian GAAP	$(163,347)	$(82,216)
Adjustments to US GAAP for capitalization of mine development costs (note A)	15,207	6,974
Cash used in investments under US GAAP	$(148,140)	$(75,242)
Cash provided by financing activities under Canadian and US GAAP	$156,335	$82,491

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2010 and 2009
(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

A. Mineral Properties

The United States Securities and Exchange Commission (“S.E.C.”) Industry Guide 7 defines reserves as mineral deposit which could be economically and legally extracted or produced. In 2010, the Corporation capitalized $15,207,000 (2009 – $6,974,000) to June 30, 2010 in costs associated with the development of the Young-Davidson property which did not meet this definition of reserves. Accordingly, for US GAAP purposes, these costs were recognized as exploration expenses as incurred. Development costs beginning July 1, 2010 have been capitalized for US GAAP purposes as the Corporation obtained key permits to legally extract the mineral deposit at Young-Davidson, thereby meeting the definition of reserves.

B. Income Taxes

Year ended December 31, 2010	Canada	Australia	Total
Earnings (loss) before income taxes under Canadian GAAP	$56,955	$(112,927)	$(55,972)
Current income tax recovery	$(1,309)	$—	$(1,309)
Future income tax expense	14,036	3,005	17,041
Total income tax expense under Canadian GAAP	$12,727	$3,005	$15,732

Year ended December 31, 2009	Canada	Australia	Total
Earnings (loss) before income taxes under Canadian GAAP	$44,597	$(87,384)	$(42,787)
Current income tax expense	$29,472	$—	$29,472
Future income tax recovery	(22,753)	—	(22,753)
Total income tax expense under Canadian GAAP	$6,719	$—	$6,719

For US GAAP purposes the Corporation recognizes tax uncertainties when it is not “more likely than not” that the Corporation’s tax position will be upheld on reviews by the tax authority. The Corporation measures the tax benefit of an uncertain tax position for US GAAP purposes at the largest amount that is more likely than not to be upheld. The Corporation classifies interest on underpayment of income taxes as interest expense and tax penalties are recognized in the statement of operations as other expense. The Corporation’s accounting treatment for interest and penalties is the same under Canadian and US GAAP.

The Corporation has a total of $5,904,000 unrecognized tax benefits related to tax uncertainties at December 31, 2010 (2009 – $2,541,000), including $783,000 (2009 – $541,000) of interest costs. The increase in unrecognized tax benefits for the year ended December 31, 2010 related to tax positions taken during the current year. If recognized, all of these tax benefits will affect the effective tax rate.

In Canada, tax years subsequent to 2006 remain open for examination by the Canada Revenue Agency (“CRA”). However, if the Corporation utilizes prior years’ tax loss carry forwards in the future, those losses can be challenged in the year they are used even though the tax year is statute barred. The CRA may also review filings prior to 2006 if they can demonstrate that there has been willful negligence.

In Australia, tax years subsequent to 2004 remain open for examination by the Australian Tax Office (“ATO”). However, if the Corporation utilizes prior years’ tax loss carry forwards in the future, those losses can be challenged in the year they are used even though the tax year is statute barred. The ATO may also review filings prior to 2004 if they can demonstrate that there has been willful negligence.

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2010 and 2009
(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

US GAAP also requires disclosure of the facts and circumstances which support the realizeability of deferred tax assets. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the recognized deferred tax assets. The deferred tax assets generated in Canada for US GAAP purposes consist predominantly of future deductions for reclamation costs and cumulative exploration expenditures. The deferred tax assets from Australia consist mainly of temporary differences associated with tax losses.

The Canadian tax deductions for reclamation costs will be permitted when the expenditures are incurred. The cumulative exploration expenditures are deductible against taxable income generated by the Corporation and may be carried forward indefinitely. The Corporation has prepared projections which support the recognition of the benefit of these tax deductions.

The Corporation has a significant amount of British Columbia mineral tax credits, which are specific to the income-generating asset and can be applied indefinitely against income for mineral tax purposes related to the Kemess South mine. The Corporation believes that it is not likely that Kemess will be required to pay sufficient mineral tax to utilize all of the mineral tax credits, and has therefore recognized a valuation allowance against the portion of this deferred asset not expected to be utilized.

The Corporation has a significant amount of capital losses for Canadian tax purposes which are available indefinitely to reduce taxes payable on future capital gains. The Corporation believes that future income from capital gains is not likely at this point and has therefore recognized a full valuation allowance against this deferred tax asset.

The Australian tax losses can be applied indefinitely against taxable income earned by the Corporation’s Australian operations, which are taxed singularly as a consolidated tax group. Tax losses cannot be carried back to reduce prior year taxable income. The Corporation has prepared a life of mine projection and believes that a portion of these losses will likely not be utilized by the Corporation before the end of mine life. Therefore, a valuation allowance has been provided against the portion of this deferred tax asset not expected to be utilized.

C. Stock-Based Compensation

As of December 31, 2010, there was $5,435,000 (2009 – $2,979,000) of unrecognized stock-based compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of approximately 4.07 years (2009 – 4.06 years). The total intrinsic value of options exercised in 2010 and 2009 were $536,000 and $375,000, respectively. The aggregate intrinsic value of outstanding stock options was $4,688,000 at December 31, 2010 (2009 – $5,411,000). The aggregate intrinsic value of the exercisable options was $2,537,000 (2009 – $2,307,000).

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2010 and 2009
(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

D. Current Assets

Balance Sheet

For Canadian GAAP purposes, the Corporation combines all accounts receivables on the consolidated balance sheets. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of current assets based on their nature and materiality. The information with respect to receivables as required by US GAAP at December 31, 2010 and December 31, 2009 is as follows:

	December 31,	December 31,
	2010	2009
Trade receivables	$41,972	$25,769
Sales tax receivables	7,055	1,564
Copper forward contracts settlement receivable	10,814	—
Other receivables	2,210	628
Total trade and other receivables	$62,051	$27,961

Statement of Cash Flows

Cash flows from receivables are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital. The detailed cash flows are as follows:

	2010	2009
Increase in trade receivables	$(15,604)	$(16,906)
Decrease (increase) in sales tax receivable	(5,264)	2,253
Increase in forward contracts settlement receivable	(10,814)	—
Decrease (increase) in other receivables	(1,486)	1,245
	$(33,168)	$(13,408)

E. Current Liabilities

Balance Sheet

For Canadian GAAP purposes, the Corporation combines accounts payable and accrued liabilities on the consolidated balance sheets. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of payables and other current liabilities based on their nature and materiality. The information with respect to current payables and accrued current liabilities as required by US GAAP at December 31, 2010 and December 31, 2009 is as follows:

	December 31,	December 31,
	2010	2009
Trade payables	$13,667	$15,529
Accrued liabilities	45,778	27,006
Payroll liabilities	19,400	10,439
Unrealized loss on copper forward contracts	16,435	5,507
Copper forward contracts settlement payable	13,501	—
Other payables	604	651
Total accounts payable and accrued liabilities	$109,385	$59,132

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2010 and 2009
(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

Statement of Cash Flows

Cash flows from accounts payables and accrued liabilities are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital. The detailed cash flows are as follows:

	2010	2009
Decrease in concentrate payable	$—	$(12,292)
Decrease in trade payables	(4,198)	(11,323)
Increase (decrease) in accrued liabilities	(2,063)	12,018
Increase in payroll liabilities	2,488	1,695
Increase in forward contracts settlement payable	13,501	—
Increase in other payables	320	1,344
	$10,048	$(8,558)

F. Shareholders’ Equity

Regulation S-X, Rule 5-02 requires various details related to common shares be disclosed on the face of the balance sheet. This includes the title of issue and number of shares authorized, the par value of authorized shares, and the number of shares issued or outstanding. For Canadian GAAP purposes, the title of issue and number of shares authorized and their par values are disclosed in Note 14A of the consolidated financial statements for the year ended December 31, 2010 included in the 2010 Annual Report on Form 40-F. The number of shares outstanding is reported in the consolidated statement of shareholders’ equity.

G. Interest Income and Expense

Interest income is reported net of interest expense for Canadian GAAP purposes. The gross amount of interest income and interest expense for the year ended December 31, 2010 and 2009 are as follows:

	2010	2009
Interest income under Canadian GAAP	$3,956	$3,754
Interest expense under Canadian GAAP	(1,780)	(2,174)
	$2,176	$1,580

H. Financial Instruments – Other-than-Temporary Impairment

For US GAAP purposes, an unrealized loss of an available for sale debt security is an other than temporary impairment when: (i) the entity has the intent to sell the security; (ii) it is more likely than not that the entity will be required to sell the security before recovery of the amortized cost; or (iii) the entity does not expect to recover the entire amortized cost of the security (credit loss) even though it will not sell the security. If one of the first two conditions is met, the full amount of the unrealized loss in accumulated other comprehensive income should be recognized in income. If these two conditions are not met but the entity has incurred a credit loss on the security, the credit loss and the non-credit related loss are recognized in income and other comprehensive income, respectively.

For Canadian GAAP purposes, available for sale debt securities are measured at fair value in the balance sheet with fair value adjustments charged to other comprehensive income except if an impairment is determined to be other than temporary in which case the impairment is charged to earnings. The conclusion for an other than temporary impairment is based on a variety of factors, including the very substantial decline in the estimated fair value of individual investments over an extended period, recent downgrades in issuer credit ratings, the absence of default insurance and continuing adversity in the credit and capital markets.

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2010 and 2009
(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

The Corporation holds auction rate securities (“ARS”) which are debt securities designated as available for sale investments. At December 31, 2010, management had no intention of selling the securities prior to recovery of their amortized costs, and believed that it was more likely than not that the Corporation would not be required to sell the securities prior to the recovery of their amortized costs. A $7,665,000 transitional adjustment on adoption of a new accounting standard was recorded in opening retained earnings and opening accumulated other comprehensive income at January 1, 2009 to reflect the lower cumulative other than temporary impairment charges recognized in earnings under US GAAP compared to Canadian GAAP. For the year ended December 31, 2010, the other than temporary impairment recognized in earnings under US GAAP was $90,000 higher than under Canadian GAAP. Therefore, this amount was deducted from net earnings for US GAAP purposes for the year ended December 31, 2010. For the year ended December 31, 2009, the other than temporary impairment recognized in earnings under US GAAP was $1,484,000 lower than under Canadian GAAP. On a cumulative basis, other than temporary impairments recognized for Canadian GAAP exceeded those recognized under US GAAP by $9,059,000 (2009 – $9,149,000).

US GAAP requires total other than temporary impairment to be presented in net earnings, for the period in which the Corporation determines the loss in value is other than temporary, with an offset for the amount of the total other than temporary impairment that is recognized in other comprehensive income, if any. The information with respect to other than temporary impairment for the year ended December 31, 2010 and 2009 is as follows:

	2010	2009
Total other than temporary impairment losses on ARS	$1,887	$22,253
Less: Portion of loss recognized in other comprehensive income	(1,423)	(12,758)
Impairment losses recognized in earnings	$464	$9,495

The total other than temporary impairment under US GAAP is calculated as the difference between the securities’ amortized cost basis and their fair value. At December 31, 2010, total amortized cost of the Corporation’s ARS is $49,996,000 (2009 – $50,460,000).

Information with respect to other than temporary impairment losses for US GAAP purposes at December 31, 2010 and December 31, 2009 is as follows:

	December 31,	December 31,
	2010	2009
Other than temporarily impaired ARS at January 1	$22,140	$20,310
Adoption of new accounting standard	—	(7,665)
Credit losses of other than temporarily impaired ARS as at January 1, as adjusted	22,140	12,645
Credit losses recognized in income on debt securities that have previously been impaired	464	9,495
Credit losses of other than temporarily impaired ARS as at December 31	$22,604	$22,140

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2010 and 2009
(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

US GAAP requires the disclosure of the methodology and significant inputs used to measure the amount related to credit loss in periods in which an other than temporary impairment was recognized and only the amount related to a credit loss was recognized in earnings. In order to separate the credit portion of the losses from the non-credit portion, the Corporation first discounted the expected cash flows to present value at a spread of zero over a rate of return on near-risk free or risk free assets. This value is subtracted from the par value of the ARS to arrive at the impairment attributable to credit. Major inputs considered in estimating expected cash flows and their respective probabilities include probabilities of default, auction failure, and a successful auction at par or repurchase at par.

I. Convertible Senior Notes

Under both Canadian GAAP and US GAAP, the convertible senior notes are considered to be a compound financial instrument and allocated between liability and equity. As a result of this classification, the liability component has a lower accounting basis than its tax basis. Canadian GAAP provides an exemption such that no future income tax is recorded for this difference. However, US GAAP provides no similar exemption. Therefore, for US GAAP purposes, the Corporation recorded a future income tax liability of $8,571,000 as at December 31, 2010 and a future income tax recovery of $369,000 for the year ended December 31, 2010.

Under Canadian GAAP, transaction costs incurred on the issuance of convertible notes attributable to the liability component are included in the carrying value of the liability. US GAAP requires these costs to be presented as an asset. Therefore, as at December 31, 2010, $5,089,000 of transaction costs, net of amortization, has been included in assets for US GAAP purposes.

Furthermore, under Canadian GAAP, the Corporation capitalized $2,262,000 of interest costs incurred on the convertible notes during the year ended December 31, 2010. For US GAAP purposes, only interest costs related to the actual development expenditures incurred since the issuance of the convertible notes may be capitalized. Therefore, the amount of interest costs eligible for capitalization under US GAAP is only $291,000. Accordingly, for US GAAP purposes, $1,971,000 has been deducted from mineral property, plant and equipment and added to net interest expense for the year ended December 31, 2010.

US GAAP requires the disclosure about the amount of unamortized debt discount and transaction costs. As at December 31, 2010, the unamortized debt discount is $33,676,000 and the unamortized transaction costs is $5,089,000.

J. Recent Accounting Pronouncements in the United States

On January 1, 2010, the Corporation adopted Accounting Standards Update (ASU) 2009-05, Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value, which specifies the methods to be used to fair value a liability where a quoted price in an active market for an identical liability is unavailable and clarifies that the fair value of a liability can be measured in relation to the quoted price of the liability when it trades as an asset in an active market, without adjusting the price for restrictions that prevent the sale of the liability. The adoption of the new guidance did not have a material impact on the consolidated financial statements.